TERYL RESOURCES CORP.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED MAY 31,
2002

Dated: December 4, 2002

CORPORATE STRUCTURE

Name and Incorporation

Teryl Resources Corp. (the “Issuer”) was incorporated on May 23, 1980, as Candy Mountain Gold Corporation under a perpetual charter pursuant to the Company Act (British Columbia) by the registration of its Memorandum of Association and Articles of Association. On January 20, 1984 a special resolution was passed changing its name to Teryl Resources Corp.

Incorporate Relationships

The Issuer owns interests in the following companies:

1.

a 100% interest in Argon Investment Corporation, a British Columbia company. Argon Investment Corporation holds 773 shares in the capital of KRS (1987) Financial Limited. Otherwise, the subsidiary is inactive;

2.	a 100% interest in Teryl, Inc., a Delaware company that owns and operates the Issuer’s Alaska mineral property interests and its interests in three oil and gas wells located in Texas; and

3.	a 40% interest in International Diamond Syndicate Ltd., a private company that owns a 16% interest in diamond claims covering 71,600 acres located in the Misty Lake area of the Northwest Territories.

GENERAL DEVELOPMENT OF THE ISSUER'S BUSINESS

The Issuer's principal business during the last three years has been the acquisition, exploration and development of natural resource properties. The Issuer currently has mineral property interests in Alaska, the Northwest Territories and British Columbia. It also, through its subsidiary, Teryl, Inc., has oil and gas well interests in Texas. All of the Issuer's properties are in the exploration stage.

Three-Year Business History and Significant Acquisitions

Gil Mineral Claims

At the commencement of 2000, the Issuer announced that it was reviewing results from its 1999 work programs on the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”). The Issuer owns a 20% interest in the property with Kinross owning the other 80%.

The Kinross progress report included a polygonal resource calculation estimating an indicated resource on the property of 6.5 million tons of ore with an average grade of 0.042 ounces per ton (“opt”), for a total of 271,000 ounces of gold and an inferred resource of 4.2 million tones with an average grade of 0.039 opt totalling 162,000 ounces. The calculation was a polygonal geologic resource estimate based on drill hole assay results that Kinross had received up to November 20, 1998. Indicated resource included portions of polygons within a 100-foot radius of the drill hole. Inferred resource includes portions of polygons greater than 100 feet from the drill hole. This resource calculation used a tonnage factor of 11.5 cubic feet per ton and an arbitrary cutoff grade of 0.01 troy opt. No economic or engineering parameters were considered for this preliminary calculation.

In 2000, the Issuer and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralised zone was shown to have a true thickness of 21 metres dipping between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

The Issuer and Kinross completed an exploration program along the eastern portion of the Main Gil zone and on the central part of the North Gil zone in 2001. The exploration program consisted of 11 reverse circulation drill holes totalling 3,035 feet, one core hole totalling 350 feet, nine trenches totalling 3,840 feet and 1,484 rock samples. Additional work included surveying, metallurgical studies, road maintenance and environmental monitoring.

Significant gold mineralization associated with an amphibolite/calc-silicate unit was initially discovered by trenching and was followed by outcrops for 140 feet. Steeply dipping gold bearing quartz veins and quartz-carbonate-amphibole veins trending in an east-west orientation were found crosscutting the unit. These veins are narrow with a frequency of one to five per five-foot interval. One drill hole targeted this unit and encountered significant gold mineralization to a depth of 175 feet.

Additional trenching was completed on the Main Gil and Sourdough Ridge. Excavation, sampling and mapping were performed on five trenches totalling 1,900 feet in the Gil Project area and two additional trenches were excavated 2,500 feet east of the Main Gil zone. The Sourdough Ridge area has widespread gold, bismuth and arsenic soil anomalies. Assay reports indicate strong gold mineralization (up to 0.5 opt gold) in east-west striking high angle veins and fracture fillings.

The 2001 Gil Joint Venture exploration program began January 30th and concluded July 13th. The majority of this year’s work was located directly east of the Main Gil Zone, along Sourdough Ridge. Fieldwork focused on testing and expanding gold-in-soil anomalies. Other areas of work included the eastern portion of the Main Gil Zone and the central North Gil Zone. A limited amount of work also occurred in an area located between these two zones. Petrographic and microprobe analysis was performed on rock samples to better understand mineralization events and the thermal history of the area.

The exploration consisted of 11 reverse-circulation (RVC) drill holes totalling 3,035 feet, one core hole totalling 350 feet, 9 trenches totalling 3,840 feet, and 1,485 rock samples collected for assaying. Additional work included surveying, metallurgical studies, and environmental monitoring.

Fieldwork along Sourdough Ridge identified two amphibolite/calc-silicate units with significant gold mineralization that warrant further testing. Exploration efforts along strike in the eastern margin of the Main Gil Zone identified discontinuous gold mineralization associated with quartz veins and shears in quartz-mica schist. Two out of four holes drilled in the North Gil intercepted significant gold mineralization. Ore zones located in the central portion of the North Gil appear to show good correlation with adjacent holes. Trenching between the North Gil and Main Gil Zones outlined a calc-silicate layer approximately 60 feet wide that warrants additional work. Geothermometry research shows increasing temperatures of mineral formation toward upper Slippery Creek. This could indicate the presence of a causative pluton and represents a good target for the 2002 exploration season.

The proposed 2002 exploration plan includes testing high-grade intercepts in the North Gil area, exploring for an intrusive hosted gold deposit in Slippery Creek and continued expansion of gold mineralization associated with calc-silicate rocks.

During fiscal 2001 and 2002, Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property and expects to go into production in the next few years. This has resulted in Teryl Inc. being required to pay its 20% share of expenses, which amount to $82,650 ($53,340 US) in the May 2002 year and $525,260 ($333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

Westridge Claims

In 2000, Kinross completed an exploration program on the Westridge Claims. This was pursuant to the 1999 agreement which granted Kinross the option to acquire a 70% undivided interest in the 48 mineral claims located in the Dome Creek area of the Fairbanks District, Alaska known as the Westridge Claims. In order to earn a 70% interest in the project, Kinross was obligated to make cash payments to the Issuer totalling US$285,000 over five years, to make five annual advanced royalty payments of US$200,000 each and to expend a minimum of $1.5 million on exploration and development of the claims over five years.

The 2000 exploration program consisted of drill testing the large altered zone that extends from the Diorite Claims on Pedro Dome, across the northern part of Kinross’ Steamboat Creek property and onto the eastern part of the Westridge Claims. Two main gold-in-soil anomalies were defined on the Westridge Claims. The western anomaly had the highest gold value in soil samples of 4.42 parts per million (“ppm”) and samples from rock chips hap up to 16.45 ppm gold. The east anomaly soil samples had up to 1.64 ppm gold. The drill program showed that the near surface portion of the altered and mineralised Dome Fault did not contain economic gold values.

Kinross dropped the option respecting the Westridge Claims at the end of 2001. Teryl, Inc. retains its 100% interest in the claims.

Misty Lake Diamond Property

In September 2001, International Diamond Syndicate Ltd. (a private company 40% owned by the Issuer, 40% owned by Berkshire International Mining Ltd. and 20% owned by Geodex Minerals Ltd.), along with its partners, Major General Resources Ltd. and SouthernEra Resources Ltd., entered into a letter agreement optioning the Misty Lake diamond property to BHP Billiton Diamonds Inc. The International Diamond Syndicate Ltd. owns a 16% interest in the 71,600 acre Misty Lake Diamond Property located in the Northwest Territories.

In the same month, BHP Billiton Diamonds Inc. completed a 2,800-line kilometre, high-definition airborne electromagnetic survey over the majority of the property. Preliminary interpretation indicated the presence of a variety of scattered geophysical anomalies on the property. BHP Billiton Diamond Inc. must drill test its selected targets by 2003 and if kimberlite is encountered through drilling, then it will have earned a 35% in the Misty Lake property. BHP has terminated the agreement with Major General, SouthernEra and The International Diamond Syndicate.

Fish Creek Claims

In March 2002, the Issuer entered into an agreement with LinuxWizardry Systems, Inc. whereby the Issuer acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. The Issuer must issue 200,000 shares to the optionor and spend US$500,000 on property exploration over a three-year period. The Issuer may purchase the optionor’s 5% royalty for US$500,000 within the first year of production on the claims. The said agreement was subsequently amended allowing LinuxWizardry to back-in for a 25% working interest after the $500,000 expenditure in lieu of the 5% royalty interest.

Trends

There are no trends, commitments, events or uncertainties known to management that can reasonably be expected to have a material effect on the Issuer’s business other than those facing junior development stage resource companies generally and those relating to the fact that the Issuer is currently only in the exploration phase of its development. See “Risk Factors”.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer’s principal resource property interest as at the date of this AIF is a 20% undivided interest in the Gil Mineral Claims located in the Fairbanks Mining District, Alaska.

GIL PROPERTY

Description and Location

The Issuer owns a 20% interest in the Gil Mineral Claims, which consist of 237 unpatented contiguous state mineral claims encompassing slightly less than 3,836.4 hectares located 32 kilometres northeast of Fairbanks, Alaska. Kinross Gold Corporation (“Kinross”) owns the other 80% of the claims and acts as operator of the project.

Kinross and the Issuer each contribute to annual exploration costs on an 80:20 ratio with net profits distributed in that same proportion in the event of production. The Issuer may opt to reduce its interest in the Gil Mineral Claims by choosing not to contribute its portion of the annual exploration expenditure. Its interest would then be reduced on a pro-rata basis utilizing the following formula:

$150,000
($600,000 + expenditure for the year)

At its sole option, Kinross may choose to carry the Issuer’s portion of expenditures in the form of an interest-bearing demand note, principal and interest to be added in the event of application of the reduction formula. Should the Issuer fail to contribute its share of the exploration costs or fail to honour the demand note within 30 days of formal request for payment, it would be considered in default. In a default situation, the Issuer’s interest would be reduced by double the amount normally applied by the reduction formula. In the event its interest is reduced below 10%, the Issuer’s interest would be converted to a 5% net profits interest with no further financial contributions required.

State mining claims in Alaska require a minimum annual work expenditure of $100 per claim prior to the first of September of each year. Unused expenditures may be carried forward and subsequently utilized in successive years to a total of five years from the year in which they were incurred. The claims have been maintained annually by Kinross who have sufficient expenditure reserve to apply for the next five years. Prior to production, Kinross will likely convert the claims to a mining lease or apply for a millsite permit, a procedure involving public hearings and an environmental impact study. In anticipation, the Issuer has legally surveyed the claims and has completed a series of six water wells for ground water monitoring purposes, already underway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gil Mineral Claims may be accessed via Fairbanks, Alaska, by a combination of paved highway, improved gravel roads and three seasons, four-wheel drive dirt road. Road distance is 16 kilometres north of Fairbanks to Fox along the Steese highway, east along the Steese highway and the Fort Knox access road to the mine site (another 19 kilometres), east through the mine property to the water retention dam (18 kilometres) and the start of the Gil access road. An additional 9.6 kilometres along the Gil access road brings one to the area of drill-indicated resources and the principal site of current exploration activity. A number of four-wheeler trails provide additional access to this portion of the property.

The claims lie along a moderate northwestern facing slope of a northeastern ridge rising from the broad Fish Creek valley trending in the same direction. Vegetation consists of black spruce, birch, poplar, alder and tussock grass. The slope is broken by a number of short, northwestern flowing streams which form a series of gullies. Elevations range from 300 to 600 metres.

Snow generally falls on the property in late September or early October, remaining on the ground until mid to late May. The month of April is particular productive for drilling and moving heavy equipment over normally soft or swampy areas which remain frozen. Exploration work involving heavy equipment is generally suspended during the break up period extending from mid-April through the end of May and the freeze up interval through mid-October to early November.

Fairbanks is the main population and service centre in the area. The hamlet of Fox twenty kilometers west is residence to several dozen locals and provides a few facilities for food and gas. While the claim area is void of any buildings or other infrastructure, it does lie adjacent to the Kinross’ Fort Knox open pit gold mine, a 40,000 ton per day operation with 250 permanent employees.

History

In 1989, the Issuer acquired an option on the Gil Mineral Claims from Nerco Exploration Company whose exploration work on the property had consisted largely of surface magnetometer surveys. In 1991, the Issuer signed a joint venture and option agreement respecting the property with Fairbanks Gold Corp., which eventually became Kinross. Kinross earned an 80% interest in the Gil Mineral Claims from the Issuer by incurring exploration expenditures on the property of $600,000. During the past ten years, Kinross and its predecessors have conducted an integrated exploration program on the claims incurring total expenditures of between US$3,500,000 and US$4,000,000.

Geological Setting

Regional Geology

In regional terms, the Gil Mineral Claims are located within the Yukon-Tanana terrane, popularly labelled the Tintina Gold Belt. The lithologies are polymetamorphic and are approximately Precambrian to Upper Paleozoic in age. The protoliths are believed to have been primarily sedimentary, with lessor volcanic and plutonic origins. The rocks have undergone dynamothermal metamorphism; an early prograde amphibolite facies event and a later greenschist facies retrograde event. Using detailed fabric studies, four phases of penetrative deformation have been described. Radiometric ages of the Yukon-Tanana terrane indicated that a widespread regional metamorphic event occurred both in early Jurassic (about 180 Ma) and most recently during mid-Cretaceous time (105-125 Ma).

The Yukon-Tanana terrane is bound to the north by the Tintina fault and to the south by the Denali fault. Both faults are large scale right lateral strike-slip fault systems with numerous sympathetic northeast-southeast faults. The northeast trending faults display both left lateral strike-slip and dip-slip movements.

Intrusive rocks in the area are intermediate to felsic in composition. The Gilmore Dome intrusive rocks and related calc-silicate mineralization are dated at 86+/-3 Ma to 95+/-5 Ma. It is assumed that the other intrusive rocks of similar composition in the district have similar age. Tertiary tholeittic basaltic rocks are present in several localities in the district. These basalts tend to occur along northeasterly faults.

The Fairbanks district has produced approximately 7,500,000 ounces of placer gold since 1902. Prior to exploitation of the Fort Knox deposit, district lode production totalled only a few hundred thousand ounces, primarily from vein deposits within metamorphosed strata. This huge disparity between placer and lode production in terms of quantity suggests that sizeable source lode deposits remain to be found. Alternatively, the placer lode sources may have been largely eroded over the last 100 million years. Lode deposit types in the area include volcanogenic stratabound sulphides, intrusive hosted gold and silver, tungsten skarn, metamorphic-hosted gold-quartz-sulphide veins and stibnite veins.

Local Geology

The Gil property lies within the Tintina Gold Belts or Yukon-Tanana terrain, a region situated between Denali and Tintina faults, extending through Central Alaska into the Yukon. Extensive exploration within the belt over the past decade has increased gold resources by at least 23 million ounces from over ten different new deposits. In the Alaskan portion, an additional eight million ounces of placer gold has been taken since 1902, primarily from the Fairbanks district.

While Tintina gold deposits occur within a variety of rock hosts, form, alteration types, depth and temperature ranges, they feature many common characteristics as well as several unique differences. Though a plutonic association is common, deposits may be hosted within the plutons, within or exterior to the contact aureoles or within adjacent schists and sediments. Associated plutons fall within the 8 to 105 million-year range. They are granitic to granodioritic in composition, I-type intrusives, with lithophile affinities and low magnetic signatures (absence of magnetite, minor ilmenite). The magnetic fluids emanating from the plutons are seen to be responsible for the gold mineralization. Prospective intrusives are small in size, generally less than four square kilometres in surface area. Termed the Tombstone-Tungsten Magmatic Belt within the Yukon, this same suite of prospective plutonics extends for a distance of over 700 km across the Yukon, Alaska and into British Columbia.

Significant deposits within the Tintina Gold Belt include the Fort Knox (4 million ounces in sheeted veins within granodiorite), Brewery Creet (970,000 ounce disseminations and veins within monzonite dykes and metasiliciclastics), Dublin Gulch (1.5 million ounces in sheeted veins within granodiorite), Pogo (5.6 million ounces in high temperature/low level ductile sub-horizontal quartz veins within gneisses), Donlin Creek (13 million ounces in high level hypabyssal sedimentary hosted dyke swarms), True North (1.3 million ounces in a medasediment host, disseminated shear/replacement) and Shotgun (979,000 ounces in rhyolite porphyry and adjacent sediments).

Property Geology

The Gil Mineral Claims are primarily underlain by the Fairbanks Schist, a Proterozoic to Lower Cambrian formation derived largely from sedimentary rocks that have been converted into muscovite-quartz schist and macaceous quartzite. In certain areas the Fairbanks Schist contains a metamorphic sub-unit of volcanic provenance called the Cleary Sequence. The Cleary Sequence is present within the central portion of the claims trending northeasterly in a narrow band to the Slippery Creek area where it becomes the host formation for the Main Gil as well as the North Gil zones.

The southwestern portion of the Gil Mineral Claims, about three kilometres south of the Fort Knox pit, in underlain by part of the Gilmore Dome, a quart monzonitic to granitic pluton which is probably the mother intrusive to the small stock hosting gold mineralization within the production pit. The location of additional intrusive rock has become a significant sub-goal of the Fairbanks Gold exploration programme. Indications of a possible intrusive rock in the headwater area of Slippery Creek are suggested by the presence of a gravity high outlined in a previous survey as well as petrographic studies indicating a causative heat source in that direction.

Within the area of the Gil zones, the Fairbanks Gold geological staff have subdivided the mixed metamorphic, sedimentary and volcanic package into at least ten separate units which is not an easy task given the scarcity of outcrop and the highly faulted, segmented complex nature of the property.

Strata strikes N65E dipping to the northwest variably from 35 to 70 degrees. Faults and shears in the Gil claim block strike predominantly northwest or northeast, as indicated by trenching, drilling, ground based magnetometer surveys, and ground based radiometric surveys. A ground based gravity survey in 1999 exposed east to west and northeast trending structures that were previously unknown. Faults are often coincident with gold mineralization and commonly contain duly clay gouge, crushed quartz, calcite veining and/or quartz veining, and can be intensely limonitically stained.

Exploration

The following is a summary of exploration work that Kinross and the Issuer have conducted on the Gil Mineral Claims since 1992:

In 1993, a road was built to facilitate exploration. In 1992 and 1993, soil samples were collected along with a NanoTEM induced current resistivity survey with the information being used to compile a geologic map and locate gold anomalies. A drill program consisting of four core holes, totalling 909 feet, was conducted on a gold anomaly.

Low-grade gold mineralization was discovered in all four holes.

From 1994 to 1997, Kinross expanded the existing Gil Mineral Claims soil grid to the southwest by a total of 110,000 linear feet, carried out a magnetometer survey over the grid expansion totalling 80,500 lineal feet and conducted three reverse circulation drill programs consisting of 38 holes, totalling about 11,000 feet. Gold mineralization in these holes was low with the silicate layer containing moderate gold grades with a northeast strike length of 1,000 feet, dipping to the northwest. True thickness of the layer was shown to be about 70 feet.

In 1998, the majority of Kinross’ exploration work was performed on the eastern portion of the Gil Mineral Claims and included about 64,000 feet of soil grid expansion, the collection of 260 soil samples, a reverse circulation program consisting of 29 holes totalling 10,004 feet and a core drill program consisting of four holes totalling 3,238 feet. Eight trenches were excavated, mapped and sampled. The Main Gil gold bearing horizon was extended to 2,500 feet in strike length. Trench assays confirmed the nature of gold distribution indicated by reverse circulation drilling. A new soil anomaly, designated as the North Gil, was drilled by reverse circulation and core rigs. Four of five holes encountered significant mineralization at depths less than 425 feet.

In 1999, Kinross’ exploration program consisted of 14,800 feet of grid expansion, the collection of 88 soil samples, a geophysical survey measuring 266 gravity data points and an upgrade of the primary road access. Drilling consisted of a nine hole, 4,038 foot reverse circulation program and a five hole, 3,119 foot core drill program. A total of 90 soil samples were collected in the eastern portion of the property and submitted an assay. The interpretation of gravity data outlined several possible exploration targets. A large gravity low at the head of Slippery Creek and in the drainage of All Gold Creek suggests the presence of an intrusive. A projection derived from gravity data indicates the continuation of the calc-silicate rocks to the east of Slippery Creek.

In 2000, the Issuer and Kinross focussed on drilling the Mail Gil and North Gil mineralized zones located within the Gil property. The exploration drill program consisted of 95 reverse circulation drill holes totalling 29,785 feet and 33 core holes totalling 15,761 feet. In addition to the exploration drilling, six water wells were drilled to collect ground water data. Fieldwork also included geologic mapping, soil sampling, surveying, trenching, water well maintenance and upgrading, environmental monitoring and reclamation. Drilling extended the Main Gil calc-silicate layer to the east by 800 feet for a total of 3,300 feet in strike length. The mineralized zone was shown to have a true thickness of 21 metres between 50 to 70 degrees. Drilling to the north with both core and reverse circulation drilling confirmed the continuity and grade of gold mineralization to depths in excess of 500 feet.

Drill data in the eastern portion of the Main Gil zone revealed that the calc-silicate layer had a steeper dip, about 70 degrees to the northwest. Drill data also indicated that the upper 50 to 100 feet of this layer was displaced due to shearing. The North Gil mineralized zone was enlarged to an area about 1,000 feet long by 500 feet wide and appeared to be open in all directions except to the north. Results indicated a general northeast southwest to east-west trend to the gold mineralization. Soil sampling taken in 2000 revealed or expanded several possible target areas for further exploration.

The Issuer and Kinross completed an exploration program along the eastern portion of the Main Gil zone and on the central part of the North Gil zone in 2001. The exploration program consisted of 11 reverse circulation drill holes totalling 3,035 feet, one core hole totalling 350 feet, nine trenches totalling 3,840 feet and 1,484 rock samples. Additional work included surveying, metallurgical studies, road maintenance and environmental monitoring.

Significant gold mineralization associated with an amphibolite/calc-silicate unit was initially discovered by trenching and was followed by outcrops for 140 feet. Steeply dipping gold bearing quartz veins and quartz-carbonate-amphibole veins trending in an east-west orientation were found crosscutting the unit. These veins are narrow with a frequency of one to five per five-foot interval. One drill hole targeted this unit and encountered significant gold mineralization to a depth of 175 feet.

Additional trenching was completed on the Main Gil and Sourdough Ridge. Excavation, sampling and mapping were performed on five trenches totalling 1,900 feet in the Gil Project area and two additional trenches were excavated 2,500 feet east of the Main Gil zone. The Sourdough Ridge area has widespread gold, bismuth and arsenic soil anomalies. Assay reports indicate strong gold mineralization (up to 0.5 opt gold) in east-west striking high angle veins and fracture fillings.

The 2001 Gil Joint Venture exploration program began January 30th and concluded July 13th. The majority of this year’s work was located directly east of the Main Gil Zone, along Sourdough Ridge. Fieldwork focused on testing and expanding gold-in-soil anomalies. Other areas of work included the eastern portion of the Main Gil Zone and the central North Gil Zone. A limited amount of work also occurred in an area located between these two zones. Petrographic and microprobe analysis was performed on rock samples to better understand mineralization events and the thermal history of the area.

The exploration consisted of 11 reverse-circulation (RVC) drill holes totalling 3,035 feet, 1 core hole totalling 350 feet, 9 trenches totalling 3,840 feet, and 1,485 rock samples collected for assaying. Additional work included surveying, metallurgical studies, and environmental monitoring.

Fieldwork along Sourdough Ridge identified two amphibolite/calc-silicate units with significant gold mineralization that warrant further testing. Exploration efforts along strike in the eastern margin of the Main Gil Zone identified discontinuous gold mineralization associated with quartz veins and shears in quartz-mica schist. Two out of four holes drilled in the North Gil intercepted significant gold mineralization. Ore zones located in the central portion of the North Gil appear to show good correlation with adjacent holes. Trenching between the North Gil and Main Gil Zones outlined a calc-silicate layer approximately 60 feet wide that warrants additional work. Geothermometry research shows increasing temperatures of mineral formation toward upper Slippery Creek. This could indicate the presence of a causative pluton and represents a good target for the 2002 exploration season.

The proposed 2002 exploration plan includes testing high-grade intercepts in the North Gil area, exploring for an intrusive hosted gold deposit in Slippery Creek and continued expansion of gold mineralization associated with calc-silicate rocks.

Mineralization

Gold mineralization is contained within two distinct zones designated the Main Gil and the North Gil, the latter situated 366 metres north of the former. A third zone showing potential, the Sourdough Ridge zone, occurs some 790 metres further east and is in the early stages of exploration.

To date, the Main Gil zone has been extensively drill tested over a minimal strike distance of 1,006 metres to 152 metre depths. Gold values occurs within a calc-silicate horizon approximately 21 metres thick striking N60E, dipping between 45 and 70 degrees NW. Indicated resource is calculated to be 10,700,000 tons at 0.04 opt gold.

The host calc-silicate horizon is described as a biotite-pyroxenite-actinolite-quartz-calcite schist derived from finely laminated mafic volcanic tuff or impure marl of amphibolite metamorphic grade. While favourable as a gold-bearing host, the presence of secondary quartz stockworking, veining and/or faulting/fracturing is vital for elevated gold values. Veining varies in character but falls into two broad gold bearing categories: a) discrete white quartz veins up to 1 inch in width; and b) later discrete thinner quartz-carbonate veins with or without actinolite/pyroxenite. Both sets dip steeply and both are preceded by apparently barren quartz-feldspar veins and are cut by later calcite veins.

The presence of abundant pyroxenite and secondary iron rich actinolite are necessary for high gold values. The latter minerals form as dark green fibrous mats sub-parallel to foliation and are seen as retrograde replacement products of hornblende and pyroxene. Fine-grained biotite is also found in close association. The characteristic dark green colour of the assemblage is frequently used as an exploration guide for elevated gold values. Gold deposition is not only caused by system cooling of the aqueous siliceous solutions but also the replacement of pyroxene by Fe-rich ilmenite and ilmenite by rutile. This process liberates ferrous iron, the oxidation of which destabilized the Au(HS)2 complex.The released iron is then free to form pyrite or pyrrhotite, thus lowering the fugacity of sulphur in the fluid, which also destabilizes the gold complex. Sulphides include pyrrhotite and pyrite while oxides are ilmenite and rutile. Magnetic, molybdenite and chalcopyrite are rarely seen.

The North Gil zone exhibits a slightly different character in that elevated gold values are entirely associated with quartz veining. A lesser preference is seen for host units as the veins occur within quartz-mica schists, the felsic schists (slightly favoured) and/or calcareous biotite-chlorite-quartz schist. Sulphide contents of less than 1% consist of pyrite and/or calcite veins. Veins are generally less than two inches wide, dip from 45 degrees to vertically and consist primarily of white quartz or quartz-calcite with or without actinolite/pyroxenite. Overall zone dimensions are in order of 1,000 by 500 feet and have been tested to 1,000-foot depths where grades remain strong. The zone remains open along strike, both to the east and the west.

More persistent gold values are found a) when quartz veining occurs within the felsic schist or the interlayered felsic schist; b) when quartz veins occur in or near contacts between lithologies; c) in and around the margins of shear zones; and d) among areas of increased carbonate rock (calcite veins and/or marble).

A third area receiving increased exploration attention is the Sourdough Ridge Zone. Four reverse circulation drillholes have returned values of mineable grade material while an additional two contain significant values. Two types of gold bearing veins occur within the calc-silicate units and mica schists, namely quartz-carbonate-amphibole and quartz veins. They tend to be narrow, striking in an east-westerly direction with near vertical dips. Positive exploration results in this zone imply a doubling of the previously known mineralized strike length with a corresponding increase in the resource tonnage.

Drilling

Kinross had initially utilized an auger drill in its exploration on the Gil Mineral Claims. Auger drill depths generally range from two to 60 feet with the average in the eight to 20 foot range. Cuttings are assayed using a one assay ton fire assay and a 34 element ICP package.

The core from diamond drilling is generally HQ sized with occasional NQ where reduction is dictated by faulted ground. The core is logged, photographed and a sample taken for reference approximately every ten feet. The remaining core is submitted in five-foot intervals for gold assay using a one assay ton fire assay with AA finish.

As reverse circulation drilling is used for grade evaluation in a low-grade gold environment, great care is employed in the sampling procedure. Holes are sampled on continuous intervals of five feet with a quarter split retained as a sample. A Jones splitter mounted directly below the cyclone is used when drilling dry while a rotary wet splitter is used when drilling wet.

Sampling, Analysis and Security of Samples

Samples are analysed by one assay ton with an AA finish. Duplicates of each 10th, 30th, 50th, 70th, 90th sample, and so on, are sent to the primary lab under different numbers while duplicates of each 20th, 40th, 60th, 80th, 100th, etc., sample are sent to another lab. On every 40th sample, the primary lab does a recheck at their own facility while every 80th is sent to an outside lab. A duplicate sample at the end of every logging page, every 100 feet, is taken at the drill and sent to the primary lab. Chemex Labs, and more recently Bondar-Klegg, have carried out the bulk of Issuer’s analyses over the decade.

In addition, an experienced gold panner employed at the rig takes a gold pan full of cuttings at each five foot interval. The cuttings are panned and the concentrate examined for gold colours, the presence and type of sulphides and, should suspected tungsten minerals occur, these are placed under an ultraviolet light for examination. Everything is recorded along with the details of the lithology. Samplers and loggers are discouraged from wearing jewellery during work.

Mineral Resources and Mineral Reserve Estimates

Kinross has cited a resource figure for the Gil Mineral Claims of 10,700,000 short tons averaging 0.04 opt, containing 433,000 ounces of gold. This was calculated by polygonal methods utilizing cross sections and includes only the Main Gil zone. At present, the numbers indicated would not be viewed as hard mineable reserves. A typical section is characterized by narrowish higher grade zones up to 0.6 opt gold interspersed with relatively wide, fairly barren portions. An open cast operation dictates that all the rock within a given bloc be taken. Lack of a visual cut off reinforces the need for an all-inclusive mode of mining, which is a tricky reserve calculation situation.

Metallurgical testing on the Main Gil zone has proven positive. Preliminary tests indicate that material from the Main Gil is easier to beneficiate than the Fort Knox ore. Indicated recoveries are in excess of 90% for the Main Gil and 79% for the North Gil. The positive recovery aspects of the Gil resource further enhance its eventual placement into the “ore” category. In a negative sense, the geometry of the Main Gil zone suggests a fairly high stripping ratio, possibly in the order of 6:1, overall to a 500-foot depth. With Fort Knox gold’s low cost mining capability, this should not prove an insurmountable factor.

Drilling at the Main Gil has indicated consistent, somewhat strataform mineralization over a strike length of 2,500 feet. The zone has been drilled to depths of 500 feet. Thickness is an average of 75 feet. At an average dip of 65 degrees and a specific gravity of 2.5, such a zone would contain a resource of 10,795,500 short tons.

The Main Gil is characterized by narrow, relatively high grades zones with intervening zones of low grade to barren rock. The lacking of any obvious stratigraphic control adds to the difficulty of a resource calculation, however, the presence of the Main Gil pit one thousand feet to the south, means that the cost to exploit the adjoining North Gil zone would be minimal.

Since the dimension of the North Gil, as indicated by drilling, is in the order of 1,000 feet by 500 feet, the zone should eventually provide a significant addition to the total resources of the Gil property. Gold grades over narrow intervals are spectacular in places of the 0.40 opt range. Overall, they would appear to equal the Main Gil or be slightly higher.

The presence of the currently producing Fort Knox mine facility six miles to the southwest vastly enhances the economics of any deposit within trucking distance. The experience of the Fort Knox/Kinross/Fairbanks Gold management group in successfully procuring mining or millsite permits, as well as dealing with the mining related environmental issues and public hearings in the Fairbanks area, suggests that any application tendered by the organization will receive preferential and expedient treatment.

Mining Operations

Currently, there are no mining operations conducted on the Gil Mineral Claims.

Exploration and Development

The 2002 Gil Mineral Claims exploration program is expected to a) test for several high grade intercepts and confirming the continuity of grade in a minimum of three core holes, targeting depths greater than 1,000 feet; b) complete two to three pre-collared 1,000 foot core holes planned to test the Slippery Creek target for an intrusive hosted gold deposit, which was suggested by detailed mineralogical and petrographic research, soil geochemistry, and ground gravity geophysics; c) test the intersection of the Main and North Gil with shallow to moderate reverse circulation drilling and using dozer trenching where overburden thickness is not excessive; d) perform reverse circulation drilling along with dozer trenching to explore the Sourdough Ridge target, which revealed calc-silicate mineralizations similar to that of the Main Gil; and e) test other gold in soil anomalies, such as upper All Gold Creek and middle Lohr Creek.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Issuer for the last three fiscal years. This financial information is derived from the financial statements of the Issuer, which have been audited by June Fitzmarten Chartered Accountant.

	2002	2001	2000

Total Revenue	$19,510	$53,036	$37,888
Total Income (Loss)	$3,877	$24,144	($395,008)
from Operations
Operating Income	$0.0002	$0.001	($0.017)
(Loss) per Share
Net Income (Loss) in	$(82,360)	$68,843	($575,669)
Total
Net Income (Loss) per	$(0.0036)	$0.003	($0.025)
Share
Total Assets	$1,829,524	$1,733,434	$1,265,648
Total Long-Term
Financial Liabilities	Nil	Nil	Nil
Cash Dividends
Declared per Share	Nil	Nil	Nil

Dividends

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation. The Issuer anticipates that its cash resources will be used to undertake exploration and development of its mineral properties and related expenses for the foreseeable future.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the Issuer's operating results and financial position should be read in conjunction with the Issuer's financial statements and related notes thereto.

General

The following discussion of the Issuer’s financial condition at May 31, 2002, and the changes in financial condition and results of operations for the years ended May 31, 2002 and 2001 should be read in conjunction with the financial statements of the Issuer and related notes included therein. The Issuer’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

At May 31, 2002, the Issuer held assets recorded at $1,829524 including cash of nil, mineral property interests recorded at $156,698 and deferred exploration and development expenditures of $1,629,429. Deferred exploration and development expenditures increased from $1,545,495 at May 31, 2001 to $1,629,429 at May 31, 2002

primarily due to $82,929 spent on exploration of the Gil Mineral Claims during the most recently completed fiscal year. This exploration accounts for the major portion of the increase in the Issuer’s total assets from $1,733,434 at May 31, 2001 to $1,829,524 at May 31, 2002.

The Issuer’s liabilities increased from $890,084 at May 31, 2001 to $1,056,534 at May 31, 2002 primarily due to increases in accounts payable and advances from related parties.

Quarterly Information

The following selected consolidated financial information for the fiscal years ended May 31, 2001 and 2002 have been derived from consolidated accounts of the Issuer and should be read in conjunction with the Issuer’s consolidated financial statements and notes thereto:

	Twelve months ended May 31, 2002	Nine months ended Feb 28, 2002	Six months ended Nov 30, 2001	Three months ended Aug 31, 2001	Twelve months ended May 31, 2001	Nine months ended Feb 28, 2001	Six months ended Nov 30, 2000	Three months ended Aug 31, 2000
Revenues	$19,510	$10,366	$4,409	$3,687	$311,483	$294,913	$7,827	$1,513
Operating Income (Loss)	$3,877	$5,071	$3,606	$ 587	$24,144	$50,318	($11,624)	$3
Total Net Income (Loss)	$(82,360)	$(49,835)	$(26,369)	$(29,291)	$68,843	$145,324	$138,959	$190,949

Liquidity and Capital Resources

Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms.

At May 31, 2002, the Issuer had cash on hand of nil and a working capital deficit of $1,023,465. At May 31, 2001, the Issuer’s working capital deficit was $873,430. The increase in working capital deficit in fiscal 2002 was a result of an increase in accounts payable from $409,689 to $513,265 and an increase in advances from related parties from $302,717 to $385,567.

The Issuer did not complete any equity financings during the fiscal years ended May 31, 2002 or May 31, 2001. Operations were primarily funded through increases in short-term debt. At May 31, 2002, the Issuer held an additional 15,880 shares of LinuxWizardry Systems, Inc. with a market value of $935.

To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Results of Operations

The Issuer realized a net loss for the fiscal year ended May 31, 2002 of $82,360 or $0.0036 per common share. The Issuer incurred administrative expenses of $112,505 and wrote off $2,269 in property costs and expenditures during the fiscal year.

The Issuer’s administrative costs for the fiscal year primarily consisted of management and directors’ fees ($30,000), financing fees ($16,500), office rent and utilities ($13,985) and audit and accounting costs ($14,582).

The Issuer realized a net loss of $82,360 in fiscal 2002, compared to net income of $68,843 in fiscal 2001. The main reasons for the deterioration in financial condition in the most recently completed fiscal year were the downturn in the investment market which affected the Company’s ability to sell its investments and also to attract investors for its own shares.

As the Issuer is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves.

MARKET FOR SECURITIES

The Issuer's common shares trade on the TSX Venture Exchange under the symbol “TRC”.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The names and municipalities of residence of each of the directors and officers of the Issuer, the date from which each has acted as a director or officer of the Issuer and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

Name, Municipality of Residence and Position With Issuer	Date From Which Each Has Been a Director or Officer	Principal Occupation During the Past Five Years
John Robertson (1) Richmond, B.C. President, C.E.O., Secretary, C.F.O. and Director	1982	President of the Issuer since 1982; President
and Director of Reg Technologies, Inc., a
TSX Venture Exchange trading company
involved in the development of a rotary
engine and related devices, since 1984;
President and Director of LinuxWizardry
Systems, Inc., a U.S. reporting company
involved in the development of computer
software, since 1979; President and
Director of IAS Communications, Inc., a
U.S. reporting company involved in the
development of antenna technology;
President and Director of Information
Highway.com, Inc., a U.S. reporting
company involved in the development of
Internet tools

Jennifer Lorette (1) Richmond, B.C. Vice President and Director	1997	Vice President and Director of the Issuer
since 1997; Vice-President and Director of
Reg Technologies, Inc.; Vice-President and
Director of LinuxWizardry Systems, Inc.;
Director of IAS Communications, Inc.
Susanne Robertson (1) Richmond, B.C. Director	1990	Director of the Issuer since 1990; Principal
of SMR Investments, Ltd., a private
business and financial consulting company,
since 1979; Director of LinuxWizardry
Systems, Inc., a U.S. reporting company
involved in the development of computer
software, since 1984;
Monique Van Oord North Vancouver, B.C. Director	2002	Director of the Issuer since October, 2002.
Administrator for several public companies
from 2002 to date; Counsellor with
Magdeline Society between 2001 and
2002; Accounts Manager with Information
Highway between 1999 and 2001;
attendance at training institute specializing
in Business and Computers between 1998
and 1999.

(1)	Indicates member of the Issuer's audit committee.

Each director of the Issuer holds office until the next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company and the Company Act (British Columbia), or unless he or she becomes disqualified to act as a director.

Directors and officers of the Issuer beneficially own, directly or indirectly, or exercise control or direction over 10,310,597 common shares, which is approximately 45% of the 23,033,238 common shares in the capital stock of the Issuer issued and outstanding as at the date of this AIF.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or major shareholder of the Issuer is, or within the 10 years prior to the date of this AIF has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more that 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or major shareholder of the Issuer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory, has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body.

Personal Bankruptcies

No director, officer or major shareholder of the Issuer, or a personal holding company of any such persons has, within the previous 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Certain of the directors, officers, promoters and other members of management of the Issuer serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Issuer and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In March 2002, the Issuer entered into an agreement with LinuxWizardry Systems, Inc. whereby the Issuer acquired the option to purchase a 50% undivided interest, subject to a 5% royalty interest to a maximum of US$2,000,000, in 30 mineral claims located in the Fort Knox Mine area of the Fairbanks District, Alaska. The Issuer’s President, John G. Robertson is President and a director of LinuxWizardry Systems, Inc. As well, Jennifer Lorette, Vice-President and a director of the Issuer, is Vice-President and a director of LinuxWizardry Systems, Inc., and Susanne Robertson, a director of the Issuer is also a director of LinuxWizardry Systems, Inc.

ADDITIONAL INFORMATION

Upon request to its secretary, the Issuer will provide to any person or company:

1.	when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

	(i)	one copy of the Issuer's AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)

one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

	(iii)	one copy of the Information Circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

2.

at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Issuer may require payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

3.

Include a statement to the effect that additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Issuer’s information circular for its most recent Annual Meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Issuer’s comparative financial statements for May 31, 2002.

Additional information regarding the directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interest of insiders in material transactions, if applicable, is contained in the Issuer’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Issuer’s comparative financial statements for the fiscal year ended May 31, 2002.

Enquiries relating to this documentation should be addressed to:

TERYL RESOURCES CORP.
1108 – 11871 Horseshoe Way
Richmond, B.C. V7A 5H5
Telephone: (604) 278-5996
Facsimile: (604) 278-3409